Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD ASSET MANAGEMENT ANNOUNCES DATE FOR
SPIN-OFF OF  BROOKFIELD PROPERTY PARTNERS

Special Dividend Declared

TORONTO, March 15, 2013 – Brookfield Asset Management Inc. (“Brookfield”)  (TSX: BAM.A) (NYSE: BAM) (Euronext: BAMA) today announced that it will distribute to the holders of its Class A and B limited voting shares an interest in its commercial property operations through a special dividend of units of a newly created company named Brookfield Property Partners L.P. (“BPY”). BPY has received conditional approval to list its units on The New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”).

Brookfield will effect the distribution by way of a special dividend of units of BPY, payable on April 15, 2013 to shareholders of record as of March 26, 2013. On the distribution date, each shareholder will receive one BPY unit for approximately every 17.42 shares of Brookfield (that is, 0.0574 BPY units for each Brookfield share). The dividend is currently estimated to be valued at approximately $1.45 per Brookfield Class A or B share, or approximately $900 million in the aggregate, based on December 31, 2012 International Financial Reporting Standards values.

Shareholders will receive a cash payment in lieu of any fractional interests in the BPY units. Brookfield will use the volume-weighted average of the trading price of the BPY units for the five trading days immediately following the spin-off to determine the value of the BPY units for the purpose of calculating the cash payable in lieu of any fractional interests.

Immediately following the distribution, BPY will effectively be owned approximately 7.5% by the shareholders of Brookfield and approximately 92.5% by Brookfield assuming the exchange of Brookfield’s redeemable partnership units which it holds in an affiliate of BPY.

BPY will be Brookfield’s flagship commercial property company and the primary entity through which Brookfield will carry on its commercial property operations on a global basis. BPY’s goal is to be the leading global investor in best in class commercial property assets.

BPY will own substantially all of Brookfield’s commercial property operations, including its office, retail, multi-family and industrial assets. BPY’s portfolio will include interests in over 300 office and retail properties encompassing more than 250 million square feet. In addition, BPY will have interests in approximately 12,200 multi-family units, 7 million square feet of industrial space and an 18 million square foot office development pipeline.

BPY’s distribution policy is to target an initial pay-out ratio of approximately 80% of its funds from operations and is initially pursuing a distribution growth rate in the range of 3% to 5% annually. It is expected that BPY’s distribution will be paid quarterly starting on June 28, 2013 and is anticipated to be $1.00 per unit annually (or $0.25 per unit on a quarterly basis), subject to board approval, with the first quarterly distribution pro-rated for the period between April 15, 2013 and the record date for the distribution.

 “Brookfield Property Partners will be one of the world’s largest publicly-traded property companies, well-positioned for those seeking to invest in diversified high-quality real estate on a global scale,” stated Ric Clark, Senior Managing Partner of Brookfield and Chief Executive Officer of Brookfield’s global property group. “Brookfield’s long history of owning, operating, and developing properties across multiple geographies provides BPY with a strong pipeline of deal flow, market and asset-specific underwriting expertise, and the ability to add value at the asset level.”

“This distribution is the next stage of our alternative asset management strategy and creates one of the largest global property companies, with the size and scale needed to compete for the largest transactions in the world,” stated Bruce Flatt, Chief Executive Officer of Brookfield. “We intend to use this entity to build our commercial property businesses into an even stronger franchise globally, as we have done with Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners.”

Brookfield Property Partners represents the third pillar of the strategy to consolidate Brookfield’s major business units into public market affiliates with appeal to investors looking for both solid income and steady growth. Brookfield Infrastructure Partners was spun out to Brookfield shareholders in 2008 as a special dividend and has produced an annual total return of approximately 35% over the past three years. Brookfield Renewable Energy Partners was created in 2011 and has produced an annual total return of approximately 25%.

Further details regarding the operations of Brookfield Property Partners are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on BPY’s SEDAR profile at www.sedar.com.

Further information regarding “when-issued” and “due bill” trading

The NYSE and the TSX have determined to implement “due bill” trading for the distribution.

Brookfield expects units of BPY and shares of Brookfield ex-distribution (without the rights to receive BPY units in the spin-off) to begin trading on a "when-issued" basis on March 22, 2013 on the NYSE  under the symbols "BPY WI" and "BAM WI," respectively, and on the TSX under the symbols “BPY.UN” and “BAM.W”, respectively.  Brookfield will continue to trade “regular-way” on the NYSE and the TSX under the symbols "BAM" and “BAM.A”, respectively. Any holders of "BAM" or “BAM.A” shares who sell their shares “regular-way” from March 22, 2013 until April 12, 2013 (when ex-distribution trading terminates) will also sell their entitlement to the units of BPY that will be distributed in the spin-off.

BPY is expected to begin "regular-way" trading on the NYSE and the TSX on April 15, 2013, under the symbols “BPY” and “BPY.UN” respectively.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: katherine.vyse@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue,” “expect,” “intend,” “believe,” derivations thereof and other expressions, including conditional verbs such as “may,” “will,” “could,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to: the launch of Brookfield Property Partners L.P. and our expectations for this entity; the anticipated benefits of the spin-off; and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although Brookfield Asset Management believes that BPY’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; availability of new tenants to fill property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS; and other risks and factors detailed from time to time in BPY’s Form 20-F filed with the Securities and Exchange Commission as well as other documents filed by BPY with the securities regulators in Canada and the United States.

We caution that the foregoing factors that may affect future results are not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.